SECU 04014317 MMISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 10 2004 DIVISION OF MARKET REGULATION

AM 11-30-2004

CM 11/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-11-017507~~ 8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED DEC 02 2004 THOMSON FINANCIAL

RECEIVED FEB 27 2004 SECURITIES AND EXCHANGE COMMISSION BOSTON DISTRICT OFFICE

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2).*

SEC 1410 (3-91)

AFFIRMATION

I, Jane C. Greene, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Fidelity Investments Institutional Services Company, Inc. as of December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jane C Greene 2/5/04

Signature Date

Financial and Operations Principal

Title

Notary Public

2/5/04

STEPHANIE MILLS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 27, 2009

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Consolidated statement of financial condition.
(x) (c) Consolidated statement of income.
(x) (d) Consolidated statement of cash flows.
(x) (e) Consolidated statement of changes in stockholder's equity.
( ) (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
( ) (h) Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (i) Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (j) A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Independent Accountant's report on internal controls.

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. and its subsidiary at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 20, 2004

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2003
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at market value (cost $51,487)	$ 51,487
Receivables	2,226
Property and equipment, net	115,352
Deferred dealers concessions, net	9,500
Prepaid expenses	17,964
Other assets	4,353
Total Assets	$ 200,882
LIABILITIES	
Accrued liabilities	$ 8,247
Total Liabilities	8,247
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	163,620
Retained earnings	620,871
	784,492
Less: Net receivable from FMR Corp.	(591,857)
Total Stockholder's Equity	192,635
Total Liabilities and Stockholder's Equity	$ 200,882

The accompanying notes are an integral part of the consolidated financial statements.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF INCOME
for the year ended December 31, 2003
(Dollars in thousands)

Revenues:	
Financial products:	
Marketing and distribution services	$ 648,489
Sales charges	35,135
Service fees	44,202
Computer support services	769,170
Software products and services	14,729
Other	480
Total revenues	1,512,205
Expenses:	
Employee compensation and benefits	657,377
General and administrative	357,565
Promotion and marketing	102,947
Depreciation and amortization of property and equipment	102,494
Occupancy	82,971
Commissions	52,892
Communications	44,851
Travel and entertainment	28,741
Total expenses	1,429,838
Income before charge equivalent to taxes on income	82,367
Charge equivalent to taxes on income	32,310
Net income	$ 50,057

The accompanying notes are an integral part of the consolidated financial statements.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended December 31, 2003
(Dollars in thousands, except share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Receivable from FMR Corp.	Total Stockholder's Equity
Balance at December 31, 2002	$ 1	$ 163,620	$ 570,814	$ (507,173)	$ 227,262
Change in net receivable from FMR Corp.				(84,684)	(84,684)
Net income			50,057		50,057
Balance at December 31, 2003	$ 1	$ 163,620	$ 620,871	$ (591,857)	$ 192,635

The accompanying notes are an integral part of the consolidated financial statements

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2003
(Dollars in thousands)

Cash flows provided (used) by operating activities:	
Net income	$ 50,057
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization of property and equipment	102,494
Amortization of deferred dealers concessions	7,193
Gain on disposition of property and equipment	(477)
Reinvestment of mutual fund dividends	(550)
Receivables	12,135
Deferred dealers concessions	(5,638)
Prepaid expenses	1,086
Other assets	(1,857)
Accrued liabilities	1,731
Cash provided by operating activities	166,174
Cash flows provided (used) by investing activities:	
Additions to property and equipment	(84,752)
Proceeds from sales of property and equipment	3,262
Cash used in investing activities	(81,490)
Cash flows provided (used) by financing activities:	
Change in net receivable from FMR Corp.	(84,684)
Cash used in financing activities	(84,684)
Net decrease in cash	0
Cash, beginning of year	0
Cash, end of year	$ 0

The accompanying notes are an integral part of the consolidated financial statements.

A. Business:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company earns commissions associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from affiliates. In addition, the Company provides computer processing services, computer support and systems development services to affiliated companies. In conducting its business, the Company engages affiliated companies to provide certain services (see Note C).

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Fidelity Investments Institutional Services Company, Inc. and its majority-owned subsidiary, Advisor Technology Services, LLC. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2003, as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ from the estimates included in these consolidated financial statements.

Revenue Recognition

Marketing and distribution services revenue is recognized as earned. Commissions earned on the sale of mutual fund shares and contractual plans are recognized on the trade date of the transaction. Service fees for providing administrative services are recognized as earned. Service revenue is recognized as performed. Interest income is recognized as earned and dividend income is recognized on the ex-dividend date. Unrealized appreciation (depreciation) on investments is credited (charged) to income. Gains and losses from the sale of investments are computed on an average cost basis.

Invested Assets

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, three to five years; and leasehold improvements, the shorter of their useful lives or ten years. Maintenance and repairs are charged to income when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Any gain or loss on the sale or retirement of property and equipment is included in the consolidated statement of income.

B. Summary of Significant Accounting Policies (cont.):

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded.

Deferred Dealers Concessions

Deferred dealers concessions of $9,500 are net of accumulated amortization of $40,530 as of December 31, 2003. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years and are reflected in the statement of income as a reduction of service fees. In the event that the underlying mutual fund shares to which the deferred dealers concession unit relates, are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

C. Transactions with FMR Corp. and Affiliated Companies

The Company receives its marketing and distribution services revenue, commissions, service fees and computer support services revenue principally from affiliated companies. In addition, the Company is charged for services provided by FMR Corp. and affiliated companies. A summary of charges is as follows:

General and administrative	$ 118,906
Promotion and marketing	43,180
Occupancy	80,255
Travel and entertainment	2,233
Total	$ 244,574

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees. Pension expense is allocated to the Company based upon its pro rata share of total eligible salary expense of FMR Corp. and its subsidiaries.

(Dollars in thousands)

C. Transactions with FMR Corp. and Affiliated Companies. (cont.):

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company participates in various FMR Corp. stock-based compensatory plans. FMR Corp. and the Company have adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" effective January 1, 2002. In accordance with SFAS 123, compensation expense is measured based on the fair value of stock issued or modified on a prospective basis. The Company is allocated a compensation charge that is amortized over the period in which it is earned.

For the year ended December 31, 2003, aggregate expenses charged to the Company related to these retirement and stock-based compensation plans were approximately $154,467.

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $45,486 have been offset against the receivable from FMR Corp.

D. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2003:

Computer equipment	$ 467,861
Software	142,589
Leasehold improvements	2,483
Furniture and equipment	5,980
	618,913
Less: Accumulated depreciation and amortization	(503,561)
	$ 115,352

During the year, the Company retired fully depreciated assets with an original cost of approximately $217,611.

(Dollars in thousands)

E. Commitments:

Aggregate future minimum rentals of office space, equipment and other services under operating leases with noncancelable terms in excess of one year at December 31, 2003 are as follows:

Year	
2004	$ 4,174
2005	2,580
2006	1,683
2007	831
2008	668
Thereafter	2,639

Rent expense included in occupancy amounted to approximately $82,509 in 2003, of which $80,255 was charged to the Company by affiliates.

F. Charge Equivalent to Taxes on Income:

The total charge equivalent to taxes on income for the year ended December 31, 2003, consists of:

Current:	
Federal	$ 32,908
State	5,940
	38,848
Deferred:	
Federal	(4,803)
State	(1,735)
	(6,538)
Charge equivalent to taxes on income	$ 32,310

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2003, the Company's net deferred tax assets approximated $68,310 and are included in the net receivable from FMR Corp. The primary sources of temporary differences relate to deferred compensation, pension expense, amortization of deferred dealers concessions and depreciation.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED COMPUTATION OF
NET CAPITAL RULE UNDER RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
December 31, 2003
(Dollars in thousands)

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2003, the Company had net capital of $38,106 of which $37,856 was in excess of its required net capital of $250.

Net Capital:	
Total stockholder's equity	$ 192,635
Deductions from net capital:	
Nonallowable assets:	
Receivables	2,226
Property and equipment, net	115,352
Deferred dealers concessions, net	9,500
Prepaid expenses	17,964
Other assets	4,353
Other deductions and charges	500
Total deductions	149,895
Net capital before haircuts on security positions	42,740
Less: Haircuts on security positions	(4,634)
Net capital	$ 38,106
Capital requirement	$ 250
Net capital in excess of requirement	$ 37,856
Net capital in excess of $120	$ 37,986

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital in the Company's unaudited Part IIA FOCUS Report filing and the corresponding computation included in this report as of the same date.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER
RULE 15c3-3
as of December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under subsection (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR Corp.):

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Fidelity Investments Institutional Services Company, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 20, 2004

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5 OF THE SECURITIES
EXCHANGE ACT OF 1934

for the year ended December 31, 2003

CONFIDENTIAL

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. and its subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 20, 2004

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2003
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at market value (cost $51,487)	$ 51,487
Receivables	2,226
Property and equipment, net	115,352
Deferred dealers concessions, net	9,500
Prepaid expenses	17,964
Other assets	4,353
Total Assets	$ 200,882
LIABILITIES	
Accrued liabilities	$ 8,247
Total Liabilities	8,247
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	163,620
Retained earnings	620,871
	784,492
Less: Net receivable from FMR Corp.	(591,857)
Total Stockholder's Equity	192,635
Total Liabilities and Stockholder's Equity	$ 200,882

The accompanying notes are an integral part of the consolidated statement of financial condition.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Business:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company earns commissions associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from an affiliate. In addition, the Company provides computer processing services, computer support and systems development services to affiliated companies. In conducting its business, the Company engages affiliated companies to provide certain services (see Note C).

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Fidelity Investments Institutional Services Company, Inc. and its majority-owned subsidiary, Advisor Technology Services, LLC. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2003. Actual results could differ from the estimates included in the consolidated statement of financial condition.

Invested Assets

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, three to five years; and leasehold improvements, the shorter of their useful lives or ten years. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value.

(Dollars in thousands)

B. Summary of Significant Accounting Policies (cont.):

Deferred Dealers Concessions

Deferred dealers concessions of $9,500 are net of accumulated amortization of $40,530 as of December 31, 2003. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2003, the Company's net deferred tax assets approximated $68,310 and are included in the net receivable from FMR Corp. The primary sources of temporary differences relate to depreciation, amortization of deferred dealers concessions, deferred compensation and pension expense.

C. Transactions with FMR Corp. and Affiliated Companies:

The Company receives its marketing and distribution services revenue, commissions, service fees and computer support services revenue principally from affiliated companies. In addition, the Company is charged for services provided by FMR Corp. and affiliated companies.

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees.

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company participates in various FMR Corp. stock-based compensatory plans. FMR Corp. and the Company have adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" effective January 1, 2002. In accordance with SFAS 123, compensation expense is measured based on the fair value of stock issued or modified on a prospective basis. The Company is allocated a compensation charge that is amortized over the period in which it is earned.

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $45,486 have been offset against the receivable from FMR Corp.

(Dollars in thousands)

D. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2003:

Computer equipment	$ 467,861
Software	142,589
Leasehold improvements	2,483
Furniture and equipment	5,980
	618,913
Less: Accumulated depreciation and amortization	(503,561)
	$ 115,352

During the year, the Company retired fully depreciated assets with an original cost of approximately $217,611.

E. Commitments:

Aggregate future minimum rentals of office space and equipment under operating leases with noncancelable terms in excess of one year at December 31, 2003 are as follows:

Year	
2004	$ 4,174
2005	2,580
2006	1,683
2007	831
2008	668
Thereafter	2,639

F. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2003, the Company had net capital of $38,106 of which $37,856 was in excess of its required net capital of $250.

Fidelity
INVESTMENTS

RECEIVED
FEB 2 7 2004
SECURITIES AND EXCHANGE COMMISSION
BOSTON DISTRICT OFFICE

Securities and Exchange Commission
73 Tremont Street
6th Floor
Boston, MA 02108

RE: Financial Statements

Dear Sir or Madam,

As required by your office, enclosed are Financial Statements and Supporting Schedules pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934, prepared for the fiscal year ended December 2001, for the following companies:

BD Number:	Company Name:
6848	Fidelity Distributors Corporation
17507	Fidelity Investments Institutional Services Company, Inc.

We request confidential treatment of these Financial Statements and schedules. Enclosed for each company is a copy of the Statement of Financial Condition for use in public inquiry.

If you have any questions please contact me at (212) 353-5185

Sincerely,

M Quinteros

Marcia Quinteros
Senior Registration Coordinator

Enclosures

Risk Oversight
Corporate Compliance
Registration & Licensing Group

1World Financial Center
200 Liberty Street, NY5K
New York, NY 10281

Phone: 1-800-237-8132